September 28, 2012

Via EDGAR

Ms. Suzanne Hayes
Assistant Director
US Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

RE:    BOK Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for Quarterly Period Ended March 31, 2012
Filed May 8, 2012
Form 10-Q for Quarterly Period Ended June 30, 2012
Filed August 7, 2012
File No. 000-19341

Dear Ms. Hayes:

This letter is submitted by BOK Financial Corporation (“the Company” or “BOK Financial”) in response to comments received from the Securities and Exchange Commission staff in a letter dated August 20, 2012 regarding the Company’s filings referenced above. Additions to our previous disclosures are underlined to facilitate your review. We appreciate the staff’s efforts to assist our compliance with applicable disclosure requirements and to enhance disclosure in our filings.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 6

1.
In order to provide investors with a better understanding of how the risks presented in this section could adversely impact your business and operations, please expand your disclosure to quantify the following:

•	the portion of your total loans relating to the energy industry (p. 6);

•	the significant exposure to internationally active domestic financial institutions (p. 7);

•	the substantial holdings of residential mortgage-backed securities and mortgage servicing rights (p. 7);

•	the impact on your revenue as a result of the regulatory limits on overdraft fees and interchange revenue (p. 8); and

•	the percent of your shares held by Mr. Kaiser (p. 9).

A general description of our identified risk factors are provided in within Item 1A. If the financial effects of the risk are potentially significant but unquantifiable at the time of disclosure, the Company has stated such. If the financial effects are known, or a reasonable estimate may be made, the Company has disclosed such information typically in the Management’s Discussion and Analysis section directly affected by such identified risk.

The requested information may be found in the Management's Discussion and Analysis section in our 2011 Form 10-K as follows:

•	the portion of our total loans relating to the energy industry is discussed on page 48.

•
the significant exposure to internationally active domestic financial institutions is primarily addressed by our disclosure of our exposure to banks and other financial institutions as counterparties in derivative contracts on page 52. We do have exposure to internationally active domestic financial institutions related to cash letters and federal funds sold which are settled on a daily basis. Based on the nature of these instruments, we believe no additional disclosure is necessary.

•
the substantial holdings of residential mortgage-backed securities and related risks are discussed on page 45. Our mortgage servicing rights and related risks are discussed on page 15, page 23 and page 33, in addition to the footnote disclosure in Note 7 to the Consolidated Financial Statements beginning on page 105.

•
the impact of revenue as a result of the regulatory limits on overdraft fees and interchange revenue - the impact of regulatory limits on interchange revenue was discussed on page 22 and the overdraft fee impact was discussed on page 23. The expected annual impact of the overdraft fee regulation was disclosed prior to the implementation date of the regulation in our 2010 10-Qs and 10-K.

We will provide cross references from the risk factor disclosures to related quantitative disclosures and add disclosure of Mr. Kaiser's ownership in the context of the discussion of this risk in our future filings.

Management's Discussion and Analysis of Financial Condition…, page 12

Assessment of Operations - Other Operating Revenue, page 21

Table 5 - Gain (Loss) on Mortgage Servicing Rights, Net of Economic Hedges, page 23

2.
We note that the fair value of your mortgage servicing rights decreased by $40.4 million during 2011 as a result of increased prepayments due to lower mortgage rates. We further note that your loss on mortgage servicing rights, net of economic hedges during the period was $13.1 million. Please tell us why these amounts are so much larger than what was indicated by your sensitivity disclosures provided on page 98 of your 2010 Form 10-K. Additionally, with respect to your MSR sensitivity disclosures provided on page 107, in future filings, to the extent appropriate, please provide sensitivities based on more reasonably likely changes in the key assumptions.

Sensitivity disclosures provided on page 98 of our 2010 Form 10-K estimated that a 50 basis point decrease in interest rates would decrease the fair value of our mortgage servicing rights by $3.3 million, net of economic hedge. The difference between this estimate and the $13.1 million net decrease in fair value recognized for the full year 2011 is explained by the extreme decrease in interest rates during 2011. Mortgage interest rates decreased nearly 170 basis points between December 31, 2010 and December 31, 2011. The actual decrease in net fair value for 2011 is in proportion to this decrease in interest rates.
We believe that the sensitivity of the fair value of our mortgage servicing rights to a + / - 50 basis point change in interest rates is the most relevant disclosure. It represents the range of interest rates we consider in managing the risk of the mortgage servicing rights. The effect of changes in interest rates beyond this range are difficult to accurately predict. Further, the composition of the servicing rights asset changes each month due to new loan originations and existing loan payoffs and the amount and composition of the economic hedge is regularly changed to include securities whose yield and duration are expected to better offset changes in the fair value of the servicing asset.
In the context of 2011, interest rates decreased 45 basis points between December 31, 2010 and June 30, 2011.

The fair value of our mortgage servicing rights decreased $5.2 million, net of economic hedge. We disclosed that an additional 50 basis point decrease in interest rates would decrease the fair value of our mortgage servicing rights by $7.1 million, net of economic hedge, in our June 30, 2011 Form 10-Q. Interest rates decreased 124 basis points during the period June 30, 2011 through December 31, 2011. The fair value of our mortgage servicing rights, net of economic hedge, decreased $7.9 million for the same period.
In future filings, we will provide additional disclosures to relate changes in the net fair value of our mortgage servicing rights to changes in interest rates and other factors such as government programs to stimulate refinancing activity.

Quantitative and Qualitative Disclosures about Market Risk, page 66

Trading Activities, page 67

3.
We note that you use a Value at Risk (VaR) methodology to measure the market risk inherent in your trading activities. Please revise your future filings to provide the following additional disclosures:

•	specify the confidence level and time horizon used in your VaR model;

•	disclose your average, high and low VaR by type of risk (e.g., interest rate, equity, energy, foreign exchange, etc.) for each period presented; and

•	quantify the number of times that actual trading losses exceeded VaR during the periods presented. Refer to Regulation S-K Item 305.

The Company will revise future filings to provide the above additional disclosures. Following is an example based on the six months ended June 30, 2012 and 2011.

Trading Activities

BOK Financial enters into trading activities both as an intermediary for customers and for its own account. As an intermediary, BOK Financial will take positions in securities, generally residential mortgage-backed securities, government agency securities and municipal bonds. These securities are purchased for resale to customers, which include individuals, corporations, foundations and financial institutions. On a limited basis, BOK Financial may also take trading positions in U.S. Treasury securities, residential mortgage-backed securities, municipal bonds and derivative contracts to enhance returns on its securities portfolio. Both of these activities involve interest rate risk. BOK Financial has an insignificant exposure to foreign exchange risk and does not take positions in commodity derivatives.

A variety of methods are used to manage the interest rate risk of trading activities. These methods include daily marking of all positions to market value, independent verification of inventory pricing and position limits for each trading activity. Hedges in either futures or cash markets may be used to reduce the risk associated with some trading programs.

Management uses a Value at Risk ("VAR") methodology to measure the market risk due to changes in interest rates inherent in its trading activities. VAR is calculated based upon historical simulations over the past five years using a variance / covariance matrix of interest rate changes, a 10 business day holding period and a 99% confidence interval. It represents an amount of market loss that is likely to be exceeded only one out of every 100 two-week periods. Trading positions are managed within guidelines approved by the Board of Directors. These guidelines limit the VAR to $7.3 million. There were no instances of VAR being exceeded during the three and six months ended June 30, 2012 and 2011.

The average, high and low VAR amounts for the three and six months ended June 30, 2012 and 2011 are as follows (in thousands):

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Average	2,942	2,341	2,659	2,250
High	4,285	5,507	4,285	5,507
Low	1,816	1,235	1,816	1,235

Notes to Consolidated Financial Statements, page 75

Note 1 - Significant Accounting Policies, page 74

Allowance for Loan Losses and Off-Balance Sheet Credit Losses, page 78

4.
In your general allowances for unimpaired loans you state that for risk graded loans, estimated loss rates are developed using historical gross loss rates, as adjusted for changes in risk grading and inherent risk identified by loan class. Further, you say that loss rates are adjusted upward or downward in proportion to increasing or decreasing risk. Please revise future filings to present additional granularity regarding adjustments made to historical losses. In this regard, discuss the types of adjustments made by class or portfolio segment for each period presented and discuss the specific facts and circumstances that are the basis for the adjustments (for example, current delinquency and foreclosure statistics, national, regional and local economic factors and trends, and home prices forecasts). Please also explain how expected recoveries are factored into your allowance calculation given that gross historical loss rates appear to be the basis for your general allowance component.

We propose to make the following revisions to our accounting policy disclosure of the Allowance for Loan Losses and Off-Balance Sheet Credit Losses in future filings:
General allowances for unimpaired loans are based on an estimated loss rate by loan class. The appropriate historical gross loss rate for each loan class is determined by the greater of the current loss rate based on the most recent twelve months or a ten-year gross loss rate. For risk graded loans, historical gross loss rates are adjusted for changes in risk grading. For each loan class, the current weighted average risk grade is compared to the long-term weighted average risk grade. This comparison determines whether risk in each loan class is increasing or decreasing. Historical loss rates are adjusted upward or downward in proportion to changes in average risk grading. Recoveries are not considered in the estimation of historical loss rates. Recoveries are recognized as increases in the allowance for loan losses when realized. General allowances for unimpaired loans also consider inherent risks identified for a given loan class. Inherent risks include consideration of the loss rates that most appropriately represent the current credit cycle. Inherent risks also considers factors attributable to specific loan classes which have not yet been represented in the historical gross loss rates or risk grading. Examples include changes in commodity prices or engineering imprecision which may affect the value of reserves that secure our energy loan portfolio, construction risk that may affect commercial real estate loans, changes in regulations and public policy that may disproportionately impact health care loans and changes in products or underwriting standards.
To the extent adjustments to historical loss rates or changes in inherent risk factors significantly affect the allowance for loan losses, we will provide additional disclosures in the Loans and Allowances for Credit Losses footnote. Please see our response to your comment 17 as an example.

Note 4 - Loans, page 92

Credit Quality Indicators, page 93

Troubled Debt Restructurings, page 101

5.	We note the information provided in the tables on page 101 regarding troubled debt restructurings (TDRs). Please revise your future filings to disclose the following.

•
For loans modified in a TDR during the period, provide quantitative information about how such loans were modified (e.g., payment extensions, renewals, interest rate concessions, etc.). Refer to ASC 310-10-50-33(a)(1).

•
Quantify by class of financing receivable the amount of loans modified as TDRs within the previous 12 months and for which there was a payment default during the period. Please also explain how you define a payment default. Refer to ASC 310-10-50-34.

The following table is an example of how we will modify our future disclosure regarding the quantification of concessions made during the period.

Troubled debt restructurings generally consist of interest rates concessions, payment stream concessions or a combination of concessions to distressed borrowers. The following tables detail the recorded balance of loans by class that were restructured during the three and six month periods ended June 30, 2012 by primary type of concession (in thousands):

Three Months Ended June 30, 2012
	Accruing	Nonaccrual				Total
	Combination & Other	Interest Rate	Payment Stream	Combination & Other	Total
Commercial:
Energy	$—	$—	$—	$—	$—	$—
Services	—	—	72	—	72	72
Wholesale/retail	—	—	—	—	—	—
Manufacturing	—	—	—	—	—	—
Healthcare	—	—	—	—	—	—
Integrated food services	—	—	—	—	—	—
Other commercial and industrial	—	—	—	—	—	—
Total commercial	—	—	72	—	72	72

Commercial real estate:	—	—	—	—	—	—
Construction and land development	—	1,203	—	—	1,203	1,203
Retail	—	—	—	—	—	—
Office	—	—	—	—	—	—
Multifamily	—	—	—	—	—	—
Industrial	—	—	—	—	—	—
Other real estate loans	—	—	—	—	—	—
Total commercial real estate	—	1,203	—	—	1,203	1,203

Residential mortgage:
Permanent mortgage	—	—	23	—	23	23
Permanent mortgage guaranteed by U.S. government agencies	1,305	—	—	—	—	1,305
Home equity	—	—	—	—	—	—
Total residential mortgage	1,305	—	23	—	23	1,328

Consumer:
Indirect automobile	—	—	—	—	—	—
Other consumer	—	—	—	—	—	—
Total consumer	—	—	—	—	—	—

Total	$1,305	$1,203	$95	$—	$1,298	$2,603

	Six Months Ended June 30, 2012
	Accruing	Nonaccrual				Total
	Combination & Other	Interest Rate	Payment Stream	Combination & Other	Total
Commercial:
Energy	$—	$—	$—	$—	$—	$—
Services	—	—	72	—	72	72
Wholesale/retail	—	—	—	—	—	—
Manufacturing	—	—	—	—	—	—
Healthcare	—	—	—	—	—	—
Integrated food services	—	—	—	—	—	—
Other commercial and industrial	—	—	—	—	—	—
Total commercial	—	—	72	—	72	72

Commercial real estate:	—	—	—	—	—	—
Construction and land development	—	1,302	—	—	1,302	1,302
Retail	—	2,418	—	—	2,418	2,418
Office	—	1,387	—	—	1,387	1,387
Multifamily	—	—	—	—	—	—
Industrial	—	—	—	—	—	—
Other real estate loans	—	—	1,636	—	1,636	1,636
Total commercial real estate	—	5,107	1,636	—	6,743	6,743

Residential mortgage:
Permanent mortgage	—	—	23	787	810	810
Permanent mortgage guaranteed by U.S. government agencies	4,287	—	—	—	—	4,287
Home equity	—	—	—	—	—	—
Total residential mortgage	4,287	—	23	787	810	5,097

Consumer:
Indirect automobile	—	—	—	—	—	—
Other consumer	—	373	—	—	373	373
Total consumer	—	373	—	—	373	373

Total	$4,287	$5,480	$1,731	$787	$7,998	$12,285

The following table summarizes, by loan class, the recorded investment at June 30, 2012 of loans modified as TDRs within the previous 12 months and for which there was a payment default during the three and six months ended June 30, 2012 (in thousands):

	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012
	Accruing	Nonaccrual	Total	Accruing	Nonaccrual	Total
Commercial:
Energy	$—	$—	$—	$—	$—	$—
Services	—	1,319	1,319	—	2,012	2,012
Wholesale/retail	—	183	183	—	183	183
Manufacturing	—	—	—	—	—	—
Healthcare	—	—	—	—	—	—
Integrated food services	—	—	—	—	—	—
Other commercial and industrial	—	780	780	—	780	780
Total commercial	—	2,282	2,282	—	2,975	2,975

Commercial real estate:
Construction and land development	—	13,979	13,979	—	14,201	14,201
Retail	—	—	—	—	2,418	2,418
Office	—	898	898	—	2,285	2,285
Multifamily	—	—	—	—	—	—
Industrial	—	—	—	—	—	—
Other real estate loans	—	3,797	3,797	—	3,797	3,797
Total commercial real estate	—	18,674	18,674	—	22,701	22,701

Residential mortgage:
Permanent mortgage	288	319	607	338	320	658
Permanent mortgage guaranteed by U.S. government agencies	5,290	—	5,290	5,680	—	5,680
Home equity	—	—	—	—	—	—
Total residential mortgage	5,578	319	5,897	6,018	320	6,338

Consumer:
Indirect automobile	—	—	—	—	—	—
Other consumer	—	—	—	—	—	—
Total consumer	—	—	—	—	—	—

Total	$5,578	$21,275	$26,853	$6,018	$25,996	$32,014

A payment default is defined as being 30 days or more past due subsequent to the loan modification. Loans that experienced a payment default during the six months ended June 30, 2012 above includes loans that were 30 days or more past due at any time during the period, but that are performing in accordance with the modified terms as of the balance sheet date.

6.
As a related matter, we note that your tabular disclosure of TDRs does not appear to include your $33 million portfolio of renegotiated loans. We further note your disclosure on pages 55 and 77 regarding such renegotiated residential mortgage loans. Please explain why such loans (which appear to be classified as TDRs) have been excluded from your TDR table. Please also clarify whether you classify your renegotiated loan portfolio as impaired and whether impairment on such loans is measured pursuant to ASC 310-30.

Finally, clarify whether you have any modified, renewed or renegotiated loans that are not classified as TDRs and if so, the reasons for not classifying these loans as such.

We believe that separating accruing TDRs from nonaccruing TDRs is a critical distinction in understanding the effect of loan modifications on the Company's financial performance. The exclusion of renegotiated residential mortgage loans from the tabular TDR disclosure is intended to highlight this distinction. Although not included in the tabular presentation, we provide disclosure about whether the loans are performing in accordance with their modified terms in the narrative by disclosing payment status. In future filings, we will incorporate accruing TDRs in the tabular disclosure.

Your observation that renegotiated residential mortgage loans appear to be classified as TDRs is correct. We consider these loans to be impaired because it is not probable that we will collect all contractually required payments. Impairment is measured pursuant to ASC 310-10. In future filings, we will clarify our accounting policy for renegotiated mortgage loans. The proposed disclosure is:

Residential mortgage loans are primarily modified in accordance with U.S. government agency guidelines by reducing interest rates and extending the number of payments. No unpaid principal or interest is forgiven. Interest guaranteed by U.S. government agencies under residential mortgage programs continues to accrue based on modified terms of the loan. Modified residential mortgage loans are considered to be impaired. Impairment measurement is based on cash flows expected to be received under the modified terms of the loan. Renegotiated loans may be sold after a period of satisfactory performance as defined by the agencies. If it becomes probable that all amounts due according to the modified loan terms will not be collected, the loan is placed on non-accrual status and included in non-accrual loans.

Finally, you've asked whether we have any modified, renewed or renegotiated loans that are not classified as TDRs and, if so, the reasons for not classifying the loans as such. We have approximately $2.2 million of non-risk graded modified residential mortgage loans that have not been reported in either the tabular disclosure or narrative disclosure of TDRs. These loans are nonaccruing and are considered to be impaired. In future filings we will change the caption of the tabular disclosure to include all nonaccruing TDRs and will add these loans to the residential mortgage loan class. None of these loans are performing in accordance with the modified loan terms.

Item 15. Exhibits, Financial Statement Schedules, page 139

7.
Please update the exhibit index to include your credit facility, the 2011 True-Up Plan and the amended Executive Incentive Plan, as well as any other exhibits required by Item 601 of Regulation S-K. We note that you omitted the schedules to the credit agreement when you filed it on Form 8-K on June 14, 2011. Please re-file the credit agreement in its entirety.

In conjunction with our third quarter 10-Q filings, we will re-file the credit agreement in its entirety, including omitted schedules, and will update our exhibit index to include the credit facility, the 2011 True-Up Plan and the amended Executive Incentive Plan as well as any other exhibits required by Item 601 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A, filed March 15, 2012

Compensation Discussion and Analysis, page 24

Components of Executive Compensation, page 29

8.
We note that the Independent Compensation Committee seeks to align salaries with the median of the peer bank group, but that the Committee also considers individual experience and performance, as well as your financial success, in determining base salary amounts. Please expand your disclosure to explain the elements of corporate and individual performance considered by the Committee in setting base salaries for your named executive officers. Also disclose whether the base salaries are actually at the peer group median. To the extent that base salary amounts deviate from the peer group median, please add disclosure explaining why. In your response, please provide this disclosure as it would have appeared in your 2012 proxy statement.

In response, the Company would propose to add the following to the end of the paragraph titled “Salary” on page 29:

The Committee generally considers base salary that is within plus or minus 10% of peer median to be an acceptable range of deviation. For 2011, the BOK Financial base salary for the named executives compared to the median of its Peer Group was as follows:

Executive	BOKF Base Pay Compared to Peer Group Median for Comparable Executive Position
Stan Lybarger	98%
Steven Nell	102%
Steve Bradshaw	113%
Dan Ellinor	113%
Chuck Cotter	94%

Base salaries for Lybarger, Nell and Cotter are within the acceptable range of peer median. Bradshaw and Ellinor are compared to the average proxy data for executive positions III and IV. Their extensive and varied responsibilities within the Company make peer comparison somewhat less instructive for determining base salary. Because of their extensive responsibilities and consistent delivery of exceptional financial results, the Committee set the base salary of Bradshaw and Ellinor somewhat above peer median.

Annual Incentive Bonus, page 30

9.
Please provide the following information to clarify how you calculate annual incentive awards for your named executive officers. In your response, please provide this disclosure as it would have appeared in your 2012 proxy statement.

•	Please disclose the company's EPS Percentile Ranking and the Peer Bank Annual Bonus Matches used to determine annual incentive awards for your named executive officers.

In response, the Company would propose adding the following at the end of paragraph (2)(i) under Annual Incentive Bonus:

The EPS Percentile Ranking for 2011 was the 10th percentile which resulted in a zero incentive payment for all named executives based on the EPS Growth measure. Those executives who also receive a portion of their Annual Incentive Bonus based upon Net Direct Contribution did receive some Annual Incentive

Bonus as further described in paragraphs 2(vi) and (vii) below and in column (g) on the Summary Compensation Table on page 38.

Additionally, the Company would propose adding the following at the end of paragraph 2(iii) under Annual Incentive Bonus on page 30:

The Peer Bank Annual Bonus Match amount for each named executive in 2011 was zero.

•
Please explain how the Chief Executive Officer determines the percentages of base salary that are used as Business Unit Annual Incentive Bonus target opportunities and disclose the target opportunities for Messrs. Bradshaw, Ellinor and Cotter.

In response, the Company would propose to add the following to the end of the paragraph (2)(vi) under Annual Incentive Bonus on page 30:

The Annual Incentive Bonus target opportunity for Mr. Bradshaw and Mr. Ellinor is the median of peer annual incentive compensation for the executive III and IV positions as disclosed in peer proxy data, which is 60% of base salary. The Business Unit Annual Incentive Bonus accounts for half of Mr. Bradshaw and Mr. Ellinor's Annual Incentive Bonus target, which would be 30% of base salary. The other half of the Annual Incentive Bonus target is set at the Peer Group Annual Bonus median. Actual payout is based on EPS Percentile Ranking as described above.

Mr. Cotter's Annual Incentive Bonus target opportunity is the median of peer annual incentive compensation for the executive V position as disclosed in peer proxy data, which is 50% of base salary. Asset quality accounts for 60% of Mr. Cotter's bonus target. The other 40% of the Annual Incentive Bonus target is set at the Peer Group Annual Bonus median. Actual payout is based on EPS Percentile Ranking as described above.

•	Please disclose what percentiles for credit quality you achieved that translated into Mr. Cotter attaining 140.4% and 129.1% of his target in 2011 and over the past two years, respectively.

In response, the Company would propose to add the following the end of paragraph (2)(vii) under Annual Incentive Bonus on page 31:

The Credit Quality target achieved was 80th percentile and 89th percentile of peer banks for charge-offs in 2010 and 2011, respectively; 40th percentile and 47th percentile of peer banks for nonperforming assets in 2010 and 2011, respectively; and 65th percentile and 80th percentile of peer banks for criticized and classified assets in 2010 and 2011, respectively.

Long Term Incentive Compensation, page 31

10.	Please disclose the median amounts of the Peer Bank Long Term Incentive Compensation used to determine option and restricted stock awards granted to your named executive officers.

In response, BOKF proposes adding the following to sentence to the end of paragraph 3(ii) on page 31:

“The amounts paid to the Executives as stock awards and options awards in columns (e) and (f) on the Summary Compensation Table on page 38 reflect the median amounts of the Peer Bank Long Term Incentive Compensation.”

Summary Compensation Table, page 38

11.
We refer to your disclosure in footnote three to the summary compensation table, where you indicate that you estimated the annual cash incentive amount for Mr. Lybarger since one member of the peer group had not reported year-end results as of the date that you filed your proxy statement.

•	Please file a Form 8-K that discloses the annual cash incentive award under Item 5.02(f).

We filed a Form 8-K on September 28, 2012 disclosing that the annual cash incentive award for Mr. Lybarger was $0, consistent with what had been reported in the Summary of Compensation Table in column (g).

•	Please tell us how you concluded that the omission of the peer group member's information did not impact compensation for your other named executive officers.

At the 10th percentile, which was the Company's ranking regardless of whether First Citizens BancShares, Inc was included or replaced by Commerce BancShares, Inc., the other named executives' peer bonus was zero. Only the CEO's annual incentive would have been something other than zero if Commerce BancShares was excluded.

Form 10-Q for Quarterly Period Ended March 31, 2012

Note 11 - Fair Value Measurements, page 94

12.
We note that the fair values of your Level 2 financial instruments are determined based on a single price obtained from a third-party pricing service. We further note that you evaluate the methodologies employed by the third-party pricing service and discuss significant differences between the pricing service provided value and other sources with the pricing service to understand the basis for their values. Please revise your future filings to clearly state whether you make adjustments to the prices you receive from the third-party pricing service when significant differences are identified.

In future filings we will more clearly communicate whether any significant adjustments have been made to prices received from the third-party pricing service. Following is an example, based on our June 30, 2012 Form 10-Q:

The underlying methods used by third-party pricing services are considered in determining the primary inputs used to determine fair values. Management has evaluated the methodologies employed by the third-party pricing services by comparing the price provided with other sources, including brokers' quotes, sales or purchases of similar instruments and discounted cash flows to establish a basis for reliance on the pricing service values. Significant differences between the pricing service provided values and other sources are discussed with the pricing service to understand the basis for their values. Based on all observable inputs, management may adjust the pricing service provided price to more appropriately reflect fair value of a particular security. No significant adjustments were made to pricing service provided fair values at June 30, 2012.

13.
We note that you have classified certain assets and liabilities measured at fair value on a recurring and non-recurring basis as Level 3 in the fair value hierarchy, including certain trading, municipal and other tax-exempt and other debt securities, certain impaired loans, and real estate and other repossessed assets. However, we were unable to locate a description of the valuation processes used (for example, how an entity decides its policies and procedures and analyzes changes in measurements from period to period) as required by ASC 820-10-50-2-f and 820-10-55-105. Please revise your future filings to provide these disclosures.

In future filings, we will provide the following disclosures required by ASC 820-10-50-2-f and 820-10-55-105:

The fair value of certain municipal and other debt securities may be based on significant unobservable inputs. These significant inputs include limited observed trades, projected cash flows, current credit ratings of the issuers and, when applicable, the insurers of the debt and observed trades of similar debt. Discount rates are primarily based on reference to interest rate spreads on comparable securities of similar duration and credit rating as determined by the nationally recognized rating agencies adjusted for lack of trading volume. Significant unobservable inputs are developed by investment securities professionals involved in the active trading of similar securities. A management committee composed of senior members from the Company's Capital Markets, Risk Management and Finance departments assess the appropriateness of these inputs monthly.

The fair value of collateral-dependent impaired loans and real estate and other repossessed assets are generally based on unadjusted third-party appraisals. Our valuation policies require appraised values to be supported by observed inputs derived principally from or corroborated by observable market data. Appraisals that are not based on observable inputs or that require significant adjustments or fair value measurements that are not based on third-party appraisals are considered to be based on significant unobservable inputs. Non-recurring fair value measurements of collateral-dependent impaired loans and real estate and other repossessed assets based on significant unobservable inputs are generally required to estimate current fair values between required appraisal dates. Significant unobservable inputs include listing prices for the same or comparable assets, uncorroborated expert opinions or management's knowledge of the collateral or industry. These inputs are developed by asset management and workout professionals and approved by senior Credit Administration executives.

14.
As a related matter, we note that you provide quantitative disclosures about the significant unobservable inputs used in your Level 3 fair value measurements. In the interest of transparency, please consider revising your future filings to provide these disclosures in a tabular format similar to the example provided in ASC 820-10-55-103. Please also ensure that your disclosures include a description of the valuation technique(s) and the weighted average of the inputs used in these fair value measurements.

In future filings, we will provide tabular disclosures about the significant unobservable inputs used in our Level 3 fair value measurements. An example of this proposed disclosure follows based on our June 30, 2012 information:

A summary of quantitative information about Recurring Fair Value Measurements based on Significant Unobservable Inputs (Level 3) as of June 30, 2012 follows (in thousands):

Quantitative Information about Level 3 Recurring Fair Value Measurements

	Par Value	Amortized Cost	Fair Value	Valuation Technique(s)	Unobservable Input	Range (Weighted Average)

Available for sale securities
Municipal and other tax-exempt securities
Investment grade	$29,100	$28,998	$28,858	Discounted cash flows[1]	Interest rate spread	1.00%-1.50% (1.25%)[2] 98.88%-99.49% (99.17%)[3]
Below investment grade	17,000	13,396	12,804	Discounted cash flows[1]	Interest rate spread	6.20%-9.16% (6.87%)[4] 75.21%-75.49% (75.32%)[3]
Total municipal and other tax-exempt securities	46,100	42,394	41,662
Other debt securities	5,400	5,400	5,388	Discounted cash flows[1]	Interest rate spread	1.74%-1.75% (1.74%)[5] 98.72%-100% (99.78%)[3]

Other assets - private equity funds	N/A	N/A	31,492	Net asset value reported by underlying fund	Net asset value reported by underlying fund	N/A

[1]
Discounted cash flows developed using discount rates primarily based on reference to interest rate spreads for comparable securities of similar duration and credit rating as determined by the nationally recognized rating agencies, adjusted for lack of trading volume

[2]	Interest rate yields used to value investment grade tax-exempt securities represent a spread of 75 to 80 basis points over average yields for comparable tax-exempt securities.

[3]	Represents fair value as a percentage of par value

[4]	Interest rate yields determined using a spread of 600 basis points over comparable municipal securities of varying durations.

[5]	Interest rate yields used to value investment grade taxable securities based on comparable short-term taxable securities which are generally yielding less than 1%.

A summary of quantitative information about Non-recurring Fair Value Measurements based on Significant Unobservable Inputs (Level 3) as of June 30, 2012 follows (in thousands):

Quantitative Information about Level 3 Non-recurring Fair Value Measurements
	Fair Value	Valuation Technique(s)	Unobservable Input	Range (Weighted Average)

Impaired loans	$2,881	Appraised value, as adjusted	Adjustments to appraised value	0%-41%(17%)
Real estate and other repossessed assets	3,035	Listing value	Marketability adjustments off appraised value	60%-85% (71%)

15.
We note that the fair value of the portfolio investments of your two private equity funds are based upon net asset value reported by the underlying funds. Please revise your future filings to disclose information regarding the nature and risk of the investments by class and whether these investments are probable of being sold at amounts different from net asset value per share. Refer to ASC 820-10-55-64A.

We will revise future filings to disclose information regarding the nature and risk of the investments by class and whether these investments are probable of being sold at amounts different from net asset value per share. Following is an example disclosure as of June 30, 2012:

Other Assets – Private Equity Funds

The fair value of the portfolio investments of the Company's two private equity funds are based upon net asset value reported by the underlying funds, as adjusted by the general partner when necessary to represent the price that would be received to sell the assets. The Company's private equity funds provide customers alternative investment opportunities as limited partners of the funds. As a fund of funds, the private equity funds invest in other limited partnership or limited liabilities companies that invest substantially all of their assets in U.S. companies pursuing diversified investment strategies including early-stage venture capital, distressed securities and corporate or asset buy-outs. Private equity fund investments are long-term, illiquid investments. No secondary market exists for these assets. The private equity funds typically invest in funds that provide no redemption rights to investors. The fair value of the private equity investments may only be realized through cash distributions from the underlying funds.

Fair Value of Assets and Liabilities Measured on a Non-Recurring Basis, page 99

16.
We note that you have classified certain impaired loans and real estate and other repossessed assets measured at fair value on a non-recurring basis as Level 3 in the fair value hierarchy. However, we were unable to locate any quantitative disclosures about the significant unobservable inputs used in these fair value measurements as required by ASC 820-10-50-2-bbb. Please revise your future filings to provide these disclosures.

See responses to comment 13 and 14 above.

Form 10-Q for Quarterly Period Ended June 30, 2012

Summary of Loan Loss Experience, page 39

17.
We note that you recorded a negative provision for credit losses for 2011 as well as the three and six months ended June 30, 2012. We further note you attribute this reduction in credit losses in both 2011 and 2012 to a continued trend of declining charge-offs, reduced nonaccruing loans and improvements in other credit quality factors. Please revise your disclosure in future filings to describe in more detail the reasons for such reductions in your allowance for credit losses, including a discussion of the credit trends experienced in each portfolio segment as well as any significant changes in your nonspecific allowance.

In future filings we will modify the discussion to include qualitative factors considered by management as well as the impact quantitative factors had on the total allowance and as a result of the required provision. An example based on June 30, 2012 data is as follows:

The provision for credit losses is the amount necessary to maintain the allowance for loan losses and an accrual for off-balance sheet credit risk at an amount determined by management to be appropriate based on its evaluation. The provision includes the combined charge to expense for both the allowance for loan losses and the accrual for off-balance sheet credit risk. All losses incurred from lending activities will ultimately be reflected in charge-offs against the allowance for loan losses following funds advanced against outstanding commitments and after exhaustion of collection efforts. An $8.0 million negative provision was recorded for the second quarter of 2012. There were no significant changes in specific allowances required for impaired loans. General allowance attributed to unimpaired commercial real estate loans decreased $6.9 million due primarily to lower historical loss rates and improved loan risk grading in the land development and construction and multifamily residential loan classes. There were no other significant changes in general allowances attributed to loan classes. Nonspecific allowances decreased $3.5 million during the second quarter of 2012 due to obtaining further clarity regarding the impact of the bankruptcy filing by a major employer in the Tulsa, Dallas/Ft. Worth and Kansas City markets, a modest improvement in general economic factors impacting our loan portfolio and a decrease in our assessment of the level of additional risk associated with large balance loans. These large balance loans are primarily in our commercial loan segment.

18.
We note that your accrual for off-balance sheet credit losses as of June 30, 2012, March 31, 2012 and December 31, 2011 included $7.1 million, which was refunded to the City of Tulsa subsequent to June 30, 2012, related to an Oklahoma Supreme Court ruling that reversed a loan settlement agreement between you and the City of Tulsa. We further note that the refund of this settlement will increase third quarter net charge-offs. Please address the following:

•	Revise your future filings to clarify the types of off-balance sheet items that are covered by the allowance for off-balance sheet credit losses.

•
Revise your disclosure in future filings to discuss the reasons for significant changes in your allowance for off-balance sheet credit losses. In this regard, we note that you recorded a significant reduction in this allowance during 2011 if you exclude the $7.1 million refund accrual referenced above.

•
Explain why the refund of this settlement will increase third quarter net charge-offs. In this regard, clarify whether the settlement was recorded as a recovery of amounts previously charged-off during a prior period and then during the third quarter the refund will be shown as a negative recovery.

•
Tell us whether the reversal of this settlement has any impact on the historical loss rates used in your calculation of the general component of your allowance or has otherwise been considered in determining your allowance for loan losses.

As disclosed in Note 4 on page 81, the allowance for off-balance sheet credit losses is related to loan commitments and standby letters of credit. In future filings, we will expand this disclosure for other credit risk related to lending activities that are not included in reported loans. We propose the following:

BOK Financial maintains an allowance for loan losses and an accrual for off-balance sheet credit risk. The accrual for off-balance sheet credit risk is maintained at a level that is appropriate to cover estimated losses associated with credit instruments that are not currently recognized as assets such as loan commitments, standby letters of credit or guarantees. As discussed in greater detail in Note 5, the Company also has separate accruals related to off-balance sheet credit risk related to residential mortgage loans previously sold with full or partial recourse and for residential mortgage loans sold to government sponsored agencies under standard representations and warranties.

The allowance for off-balance sheet credit losses will fluctuate as a result of changes in unfunded commitments and standby letters, fluctuations in the gross loss rates and credit risk grading changes in the portfolio and expected funding rates for unfunded commitments. We will discuss significant changes in the accrual for off-balance sheet credit losses in future filings. For example, based on changes during the fourth quarter of 2011 we would disclose the following:

The accrual for off-balance sheet credit losses decreased $6.5 million during the fourth quarter of 2011. The decrease in the accrual was due to a decrease in historical loss rates and improvement in loan grading. In addition, the estimate of loan commitments that would ultimately be funded decreased.

The initial settlement between the Company and the City of Tulsa was recorded as a recovery when funds were received in 2007. At that time, the principal charged-off on the defaulted loan had been fully recovered. The Oklahoma Supreme Court issued a ruling that reversed the settlement agreement in 2011. While the exposure that resulted in the refund initiated with credit risk on a defaulted loan, no amounts related to that loan remained in the loan portfolio or the allowance for loan losses. After consultation with the Office of the Comptroller of the Currency, we determined it appropriate to recognize the $7.1 million as an off-balance sheet credit loss.

On and off-balance sheet credit losses are discussed on a combined basis since they are typically interdependent. Off-balance sheet credit losses normally become on-balance sheet when the loan commitment or letter of credit is funded. Charge-offs against the allowance for loan losses occur later once collection efforts are completed. Our comment that the refund of this settlement will increase third quarter charge-offs was not intended to specify accounting for the refund. It was only intended to inform that in total, net credit losses would be higher. We believe this to be meaningful information considering the decreasing trend of net credit losses. We expect that the refund of this settlement amount will be charged against the accrual for off-balance sheet credit losses when paid in the third quarter of 2012. However, we are currently discussing this presentation with the OCC accounting staff and have not reached a conclusion.

The reversal of the settlement did not and will not have an impact on historical loss rates used in the calculation of the general allowance for unimpaired loans. As noted in our response to your comment number 4, we do not consider recoveries in determining loss rates used to estimate the allowance applicable to unimpaired loans.

Note 5 - Mortgage Banking Activities, page 94

Residential Mortgage Servicing, page 99

19.
We note on page 100 that you disclose stratification of the residential mortgage loan servicing portfolio and outstanding principal of loans serviced for others by interest rate. Please tell us and revise your disclosure in future filings to clarify how the weighted average prepayment rate is calculated and specifically explain why the weighted average prepayment rate for loans with a coupon of 6.00%-6.99% is lower than the weighted average prepayment rate for loans with a coupon of 5.00%-5.99%.

The weighted average prepayment rate is calculated by weighting the prepayment rate for each loan in a rate strata by the ratio of unpaid principal balance of the specific loan to the unpaid principal balance of all loans in the rate strata. We will revise disclosures in future filings to clarify this calculation.

The weighted average prepayment rate disclosed for loans with a coupon of 6.00% - 6.99% is incorrect due to an error in compiling data from the underlying reports. The correct weighted average prepayment rate for this strata is 48.53%. We will correct this error in future filings.

Additionally, we noted that the outstanding principal balance of loans in the less than 5.00% strata comprises over 50% of the total outstanding principal balance of loans serviced. In future filings, we propose to revise this stratification to provide a more meaningful characterization of the servicing portfolio by further breaking down the lowest interest rate category. Below, we have re-stratified the data presented on page 100 to illustrate our intended basis for future disclosures.

Stratification of the residential mortgage loan servicing portfolio and outstanding principal of loans serviced for others by interest rate at June 30, 2012 follows (in thousands):

	< 4.00%	4.00% - 4.99%	5.00% - 5.99%	> 5.99%	Total
Fair value	$13,665	$43,089	$28,724	$6,305	$91,783
Outstanding principal of loans serviced for others	$1,588,707	$4,387,466	$3,652,815	$1,935,655	$11,564,643
Weighted average prepayment rate[1]	10.70%	14.60%	23.88%	51.55%	21.50%

[1]
Annual prepayment estimates based upon loan interest rate, original term and loan type. Weighted average prepayment rate is determined by weighting the prepayment speed for each loan by its unpaid principal balance.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 918-588-6319 or John Morrow at 918-588-8673 if we can be of further assistance.

Sincerely,
BOK Financial Corporation

/s/ Steven E. Nell
Steven E. Nell
Executive Vice President and Chief Financial Officer

Cc:    John Morrow, BOK Financial Corporation
Tamara Wagman, Fredric Dorwart, Lawyers
Ernst & Young, LLP